April 11, 2008

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street N.E.

Washington, D.C. 20549 - 7010

Attention:	Mr. John Cannarella

Dear Mesdames and Sirs:

Re: Source Petroleum Inc. Form 10-QSB/A for the Quarterly Period Ended September 30, 2006 Filed on December 13, 2006 Form 8-K Filed on October 24, 2006 File No. 000-51241

                               This letter is in response to your letter received on April 11, 2008, from Mr. John Cannarella and Ms. Jill Davis regarding the Form 10-QSB/A for the quarterly period ended September 30, 2006 filed on December 13, 2006 and Form 8-K filed on October 24, 2006 by Source Petroleum Inc. (the “Company”). We write to advise that we plan to respond to the outstanding comments by the end of April 2008. Your patience and consideration are greatly appreciated. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

/s/ Sam Charanek

Hussein Charanek

President and Chief Executive Officer

cc:	Clark Wilson LLP (via Facsimile 604.687.6314)
Attention: L.K. Larry Yen